EXHIBIT 99.2

Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel (905) 726-2462

IMPORTANT NOTICE

Magna Dividend Reinvestment Plan ("DRIP")

Dear Magna Class A Subordinate Voting Share DRIP participant:

Recent regulatory changes in Canada have eliminated one of two options which had been available to you upon withdrawal from the DRIP.

Prior to September 14, 2005, you had the option of directing Computershare Trust Company of Canada ("Computershare"), Magna's agent for the administration of the DRIP, to sell all the Class A Subordinate Voting Shares held for you in the DRIP. Effective September 14, 2005, if you decide to terminate your participation in the DRIP, Computershare can only deliver a share certificate representing the whole Magna Class A Subordinate Voting Shares credited to your DRIP account, together with a cheque for the value of any fractional shares credited to your DRIP account.

Computershare has advised us that it expects to make an immediate application to Canadian securities regulators to allow it to sell Magna Class A Subordinate Voting Shares under the DRIP, however, there is no assurance that such application will be successful since the exemption sought is entirely at the discretion of securities regulators.

The recent regulatory changes do not affect your ability to continue participating in the DRIP. However, if you choose to terminate your participation in the DRIP for any reason at any time, please complete the request to terminate participation on the reverse of your accompanying DRIP statement and submit it to Computershare. Computershare will mail the share certificate and cheque for fractional shares to you at the address to which this notice was sent.

Please note that your entitlement to the dividend which was paid to Magna shareholders on September 15, 2005 was reinvested in Magna Class A Subordinate Voting Shares, in accordance with the terms of the DRIP.

Should you have any questions, please call Computershare at 1-800-564-6253 (for calls from within Canada) or 514-982-7555 (for all other calls).

We sincerely regret any inconvenience caused by the foregoing regulatory changes.

Yours very truly,

/s/ J. Brian Colburn

J. Brian Colburn
Executive Vice-President, Special Projects
   And Secretary